Exhibit 99.1

JinkoSolar Announces Proposed Sale of A Shares in Its Subsidiary, Jinko Solar Co., Ltd., through Inquiry Transfer and Placement

SHANGRAO, China, September 12, 2025 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that, in order to raise funds for its business operations, the Company intends to sell up to 300,156,075 A shares of Jinko Solar Co., Ltd. (“Jiangxi Jinko”), an indirect, majority-owned principal operating subsidiary of the Company incorporated in the PRC whose A shares are listed on the Shanghai Stock Exchange’s Sci-Tech Innovation Board, to certain qualified institutional investors (the “Sale of A Shares”). The Sale of A Shares will be conducted through an inquiry transfer and placement pursuant to the rules of the Shanghai Stock Exchange (the “Inquiry Transfer and Placement”). The purchase price per A share for the Inquiry Transfer and Placement will be no less than 70% of the average trading price of the A shares of Jiangxi Jinko for the 20 consecutive trading days prior to the date of a subscription invitation sent to potential investors (i.e., September 12, 2025, inclusive), in compliance with the rules of the Shanghai Stock Exchange. The completion of the Sale of A Shares is subject to market conditions.

“We believe that the sale of A Shares will strengthen our cash flows, improve our cash position, support our ongoing business operations, and enhance our resilience to risks. Meanwhile, it allows us to preserve the capacity for future shareholder returns, reinforcing long-term shareholder value.” said Mr. Xiande Li, Chairman and Chief Executive Officer of JinkoSolar.

JinkoSolar currently owns approximately 58.59% equity interest in Jiangxi Jinko. Upon the completion of the Sale of A Shares, the Company is expected to own approximately 55.59% equity interest in Jiangxi Jinko.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of June 30, 2025.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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